Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 14, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that on this date it concluded the early settlement of the export prepayment agreement in the total principal amount of US$750 million at the cost of LIBOR + 1.15% p.a., with average term of 24 months and final maturity on February 14, 2023. Simultaneously, the Company contracted a new export prepayment operation totaling US$850 million, at the same cost (LIBOR + 1.15% p.a.), with average term of 60 months and final maturity on February 13, 2026.

This way, Suzano further improves its debt amortization schedule at a competitive cost, in line with its liability management strategy.

Suzano reiterates its commitment to transparency in its communications with shareholders and investors.

São Paulo, February 14, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer